UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 8, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 8, 2022, regarding the Acquisition of 20% of CJSC BeST Shares by our Company and Signing of Investment Agreement.

Istanbul, December 8, 2022

Announcement Regarding the Acquisition of 20% of CJSC BeST Shares by our Company and Signing of Investment Agreement

A share purchase agreement has been signed with respect to the acquisition of the Republic of Belarus’ 20% shareholding in Closed Joint Stock Company “Belarusian Telecommunications Network” (“CJSC BeST”) based in Belarus. The remaining 80% of CJSC BeST is owned by our Company's wholly owned subsidiary Beltel Telekomünikasyon Hizmetleri A.Ş. Our Company purchased the 20% shareholding of CJSC BeST from the State Committee on Property of the Republic of Belarus for a cash payment of USD 1,165.66.

In addition, Turkcell, CJSC BeST and the responsible authorities of the Republic of Belarus carried out discussions regarding the restructuring of our Company's investments, improvement of competitive conditions and some tax advantages.

Accordingly;

i.	An agreement has been signed to terminate the Share Sale and Purchase Agreement dated 29 July 2008, which had been signed between Beltel Telekomünikasyon Hizmetleri A.Ş., shareholder of CJSC BeST and a subsidiary of our Company, the Republic of Belarus and our Company. The obligation in the respective agreement regarding the payment of USD 100 million in future periods depending on the financial performance of CJSC BeST, which is presented from the amortized cost value as “consideration payable in relation to acquisition of CJSC BeST” in our financial statements, has been terminated.
ii.	An Investment Agreement has been signed between our Company, CJSC BeST and the Republic of Belarus to develop the telecommunications infrastructure between 2022-2032. Under this agreement, we are required to invest at least USD 100 million. In addition, within the framework of the Investment Agreement, there are clauses stipulating the payment of an additional amount of USD 100 million over a period of 10 years, to be funded by the payment of at least 50% of the annual net income of CJSC BeST. In case the required amount is not reached at the end of the 10-year period, our Company shall make a lump sum payment to the Republic of Belarus for the remaining balance.
iii.	Responsible authorities of the Republic of Belarus have rearranged the mobile communication interconnection fees between the operators in the country, considering the provisions of the Investment Agreement, and determined a mobile call termination fee of BYN 0.001 for CJSC BeST for 5 years. In this regard, the decline in interconnection expenses will positively impact our operational profitability.

The announcement regarding these discussions was postponed by the decision of the Board of Directors within the scope of Article 6 of the Capital Markets Board's Communiqué on Material Events, not to mislead investors at an early stage, when the relevant processes were not yet finalized. This announcement is made in accordance with Capital Markets Legislation and Communiqué on Material Events (No II-15.1).

Board Decision Date for Acquisition	:	24.03.2020

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	CJSC Belarusian Telecommunications Network (“CJSC BeST”)

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Telecommunication services

Capital of Noncurrent Financial Asset	:	BYN 95,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	The transaction will be completed after the transfer of the shares.

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	BYN 19,000

Purchase Price Per Share	:	USD 58.28

Total Purchasing Value	:	USD 1,165.66

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	20%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.02%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.0%

Effects on Company Operations	:	It is aimed to manage our operations in the Belarusian telecommunication market more effectively, to be more flexible in making investment decisions, and to increase CJSC BeST's contribution to the Turkcell Group by becoming a stronger player in the market in the long-term.

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	State Committee on Property of the Republic of Belarus

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	Counter party is the other shareholder of CJSC BeST, where it is not a related party.

Agreement Signing Date if Exists?	:	30.11.2022

Value Determination Method of Non-current Financial Asset	:	Determined considering locally adjusted net asset value of the company.

Did Valuation Report be Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 8, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 8, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer